UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATIO[redacted]

03030364

No Act
P.E. 9-15-03

Act	Section	Rule	Public Availability
34 Act		10b-10(f)	September 24, 2003

September 23, 2003

PROCESSED
OCT 06 2003
THOMSON FINANCIAL

PROCESSED
OCT 06 2003
THOMSON FINANCIAL

Mr. Edward S. Knight
Executive Vice President and General Counsel
The Nasdaq Stock Market, Inc.
1801 K Street, NW, 8th Floor
Washington, DC 20006

Dear Mr. Knight:

Based on the facts and representations set forth in your letter dated September 15, 2003, the Commission is granting to members of the National Association of Securities Dealers, Inc. ("NASD") that execute trades for their customers using the SuperMontage automatic execution system of the Nasdaq Stock Market, Inc. ("Nasdaq") a limited exemption pursuant to Rule 10b-10(f) under the Securities Exchange Act of 1934 from the requirement in Rule 10b-10(a)(2)(i)(A) to disclose to their customers the name of the person from whom a security was purchased, or to whom it was sold, or the fact that such information will be provided upon the customer's written request. The exemptive relief is limited to trades that NASD members execute in SuperMontage with other members using the enhanced anonymity feature described in a proposed rule change filed by Nasdaq (SR-NASD-2003-85),[1] except when the trade is the result of one of the members submitting a Preferenced Order (as defined in your letter). In such circumstances, the exemptive relief is available only to the member receiving the Preferenced Order, not to the member submitting the Preferenced Order.

In granting the relief, we note in particular that there will be an exception to the enhanced anonymity feature that will inform members when they have executed an order by matching against other trading interest they have submitted to SuperMontage (using either the same MPID or two MPIDs). In addition, a member submitting a Preferenced Order using the enhanced anonymity feature will know the identity of the contra party if the order is executed. As a result, all NASD members who execute trades in SuperMontage using the enhanced anonymity feature will have available to them the information necessary to comply with the remaining applicable requirements of Rule 10b-10.

[1] In other words, this exemptive relief would not apply to trades that an NASD member executes in SuperMontage with other trading interest the member has submitted to SuperMontage (using either the same MPID (as defined in your letter) or a second MPID).

This exemption from Rule 10b-10 is based solely upon the representations you have made and is limited strictly to the facts and conditions described in your incoming letter. Any different facts or circumstances, including any change to the operation of SuperMontage or the enhanced anonymity feature, may require a different response. We express no view with respect to other questions the proposed activities of Nasdaq or any NASD member relying on this relief may raise, including the applicability of any other federal or state laws or the applicability of self-regulatory organization rules concerning customer account statements or confirmations.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

Brian A. Bussey
Assistant Chief Counsel

EDWARD KNIGHT
EXECUTIVE VICE PRESIDENT

NASDAQ

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 16 2003
DIVISION OF MARKET REGULATION

September 15, 2003

Catherine McGuire
Associate Director and Chief Counsel
Division of Market Regulation
U.S. Securities and Exchange Commission
450 Fifth St., N.W.
Washington, DC 20549

Re: Request for a limited exemption from paragraph (a)(2)(i)(A) of Rule 10b-10 under the Securities Exchange Act of 1934.

Dear Ms. McGuire:

The Nasdaq Stock Market, Inc. ("Nasdaq") respectfully is requesting a limited exemption from paragraph (a)(2)(i)(A) of Rule 10b-10 under the Securities Exchange Act of 1934 ("Act") on behalf of NASD members that execute trades in Nasdaq's SuperMontage automatic execution system for their customers.[1] The exemption request is limited to those trades that NASD members execute in SuperMontage with other members using an enhanced anonymity feature.[2] This letter is being submitted in conjunction with a proposed rule change filed by Nasdaq under Section 19 of the Act, and Rule 19b-4 thereunder, to modify SuperMontage to provide this enhanced

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1 Paragraph (f) of Rule 10b-10 provides the Securities and Exchange Commission ("Commission") authority to issue exemptions from the requirements contained in paragraphs (a) and (b) of the rule.

2 As explained in detail later, Nasdaq is not requesting an exemption for both members that are parties to a trade when the trade is the result of one of the members submitting an anonymous Preferenced Order. In such circumstances, Nasdaq is only seeking an exemption from Rule 10b-10(a)(2)(i)(A) for the member receiving the order. The member submitting the anonymous Preferenced Order must comply with paragraph (a)(2)(i)(A) of the rule.

anonymity feature for certain trades executed in the system.[3] A copy of the proposed rule change is included with this exemption request.

Background

Nasdaq's market structure is designed to provide members the greatest degree of flexibility to execute their customer orders. In this regard, Nasdaq does not require members to use any specific execution system. Instead, members have the choice to use Nasdaq's SuperMontage execution system or they can internalize orders. Internalizing generally means that the broker-dealer to whom the order is delivered fills the order by purchasing shares from, or selling shares to, the customer on a proprietary basis. In addition, an order is considered internalized when a broker-dealer matches a customer's buy order with another customer's order to sell. Orders can be internalized using SuperMontage or through the broker-dealer's own system.

SuperMontage is Nasdaq's system for collecting bids, offers and orders, and for providing automatic executions against those bids and offers. NASD members that are registered as Nasdaq market makers are required to display a bid and an offer in SuperMontage for each security in which they are registered.[4] In addition, ECNs are required to provide a bid and an offer that reflects the best priced orders to buy and sell in their systems, to the extent that the ECN has such orders in its system for a particular security.[5] A market maker's and ECN's bid and offer are displayed under a four-letter market participant identifier ("MPID").[6] In addition to displaying trading interest under their own MPID, market makers and ECNs also can display orders anonymously under the MPID "SIZE."[7]

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3 SR-NASD-2003-85.

4 NASD Rule 4613.

5 NASD Rule 4623.

6 Nasdaq presently is offering a pilot program, which expires on November 1, 2003, that allows market makers and ECNs to obtain a second MPID under which they can display trading interest in a security. Nasdaq intends to seek Commission approval to make this program permanent.

7 Members that are not registered as market makers or ECNs in a particular security (*i.e.*, order entry firms) also can submit trading interest anonymously using the SIZE functionality. When displayed in SuperMontage, SIZE shows the aggregate trading interest submitted by market makers, ECNs and order entry firms at a particular price.

SuperMontage also aggregates trading interest at price levels to show the depth of the market for a security. Specifically, for the top five bid and offer prices, SuperMontage collects the individual bids and offers submitted by market makers and ECNs under their own MPIDs and combines it with the trading interest submitted under the SIZE MPID to show the total number of shares displayed and available at each of the five price levels.[8] The aggregate number of shares displayed is updated in real time as trades are executed and members cancel orders or change their bids and offers.[9]

SuperMontage also provides a means for members to submit orders to execute against the bids and offers displayed in the system. Members can submit market or limit orders, and choose the execution algorithm by which the order will execute against the bids and offers. The default algorithm will execute an order by matching it against bids and offers in price/time priority, meaning the order will execute against the member who was first at the best price. Members also can choose to execute an order in price/size priority, in which the order will first execute against the largest bid or offer at the best price. Finally, members can instruct SuperMontage to consider ECN quote access fees when matching the order against bids and offers. When this algorithm is chosen, the order will continue to be executed at the best price, but ECNs that charge quote access fees generally will be matched against last, even if they were first at the best price.[10] Members can choose the algorithm on an order-by-order basis.[11]

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8 Exchanges that trade Nasdaq securities also can choose to participate in SuperMontage. Generally, exchanges that participate in SuperMontage are treated the same as NASD members, except when the Quote/Order submitted by the exchange is principal trading interest of an exchange member. NASD Rules 4710(e).

The aggregate number of shares displayed does not include the number of shares that may be available in reserve at a price level. For example, a market maker can submit to SuperMontage an offer to sell 1000 shares, but also indicate that it only wants to display 100 shares under its MPID. The remaining 900 shares are held in reserve and are available for execution when all other displayed shares at that price level have been executed. When SuperMontage displays the aggregate trading interest at a price level, the number of shares held in reserve is not included.

9 Nasdaq also aggregates the number of shares available beyond the top five price levels, but the calculation is not updated and displayed in real time.

10 An ECN's priority in the execution queue will not be modified, however, if the difference between the price displayed in SuperMontage and the actual price of the order is equal to or greater than the amount of the quote access fee.

Orders for which members can choose the execution algorithm are known as "Non-Directed Orders" because, even though the member can choose the execution algorithm, the member cannot direct the order to another specified member. The execution of the order, and thus the member's contra party, will be determined by what other orders, bids, or offers are present in SuperMontage and the priority of those orders, bids, and offers. The enhanced anonymity feature Nasdaq proposes to offer will be available only for Non-Directed Orders, including Preferenced Orders.[12] The enhanced anonymity feature is described in detail later.

Presently, SuperMontage displays quotes in increments of a penny, whereas ECNs accept orders in subpennies. In such situations, the sell orders displayed as offers will be rounded to two places, and buy orders displayed as bids will be truncated at two places. For example, a buy order submitted to an ECN at a price of $10.009 will be displayed in SuperMontage at $10.00, but executed at $10.009, which means the seller is getting a better price than anticipated. If the amount of "price improvement" equals or exceeds the access fee to be charged by the ECN to the seller, the ECN will retain its place in the execution queue. NASD Rule 4710(b)(1)(B)(ii).

11 Nasdaq recently filed a proposed rule change with the Commission (SR-NASD-2003-128) seeking to eliminate the price/size priority execution algorithm and the algorithm that takes ECN quote access fees into consideration when determining execution priority.

12 A Preferenced Order is a type of Non-Directed Order that permits the member submitting the order to choose a "preferred" contra party (including the member itself), if the preferred contra party is at the best price. Preferenced Orders are included in the same execution queue as Non-Directed Orders, but when the Preferenced Order is next in time to be processed, the order will execute only if the preferred contra party is at the best price. If the preferred contra party is not at the best price, the order will be returned to the member that submitted the order.

Members will be able to submit anonymous Preferenced Orders, which will enable the member submitting the order to remain anonymous from the preferred contra party, but by the nature of the order, the member submitting the order will know the identity of the member with whom it traded. The execution and ACT reports will not disclose to the submitting member the MPID of its contra party, but the submitting member will know the identity of the contra party because, by placing the Preferenced Order, the submitting member instructed SuperMontage to execute the order only if the preferred contra party is at the best price. With one exception, however, the receiving members will not know the identity of the submitting member because the submitting member's true MPID will be replaced by SIZE. As described in more detail later, the one exception is when the receiving

To allow internalization through SuperMontage, there is, however, a processing exception to the execution algorithms for Non-Directed Orders. For market makers and ECNs, if a Non-Directed Order is not qualified as anti-internalization, or AIQ, SuperMontage will internalize the order when the market maker or ECN is at the best price.[13] For example, when a market maker submits an order to sell to SuperMontage without the AIQ modifier, the system will determine whether the market maker is at the best bid price for the security, and will execute the order to sell against the market makers bid, even if the market maker was not first at that price or displaying the largest size at that price. If the market maker or ECN is not at the best price, the order will be executed in accordance with the algorithm chosen by the market maker or ECN.

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member is the same member as the submitting member, using either the same MPID or a second MPID.

The enhanced anonymity feature will not be available when members submit Directed Orders. A Directed Order also allows the member submitting the order to specify their contra party, but the order can only be sent to market makers and ECNs that have agreed to accept Directed Orders. In contrast to Preferenced Orders, Directed Orders are not processed in the same queue as Non-Directed Orders. In addition, Directed Orders are not automatically executed against the market maker or ECN to whom the order is delivered; the market maker or ECN must affirmatively accept the order. In addition, the market maker or ECN can respond with a counteroffer. The Directed Order process replaced Nasdaq's SelectNet service when SuperMontage was implemented. Anonymity is not available when using Directed Orders.

13 Presently, order entry firms are not permitted to deviate from the chosen execution algorithm in order to internalize an order. Accordingly, orders submitted to SuperMontage by order entry firms must include the AIQ qualifier.

Nasdaq recently filed a proposed rule change (NASD-2003-134) that will modify the processing of orders submitted by order entry firms so that SuperMontage will first seek to internalize an order before executing it according to the chosen execution algorithm. If the Commission approves the proposal, the default processing for order entry firms will be the same as for market makers and ECNs. It is important to reinforce, however, that market makers, ECNs, and order entry firms can instruct SuperMontage not to internalize an order. In addition, when an order is internalized, it always is executed at the best price available in SuperMontage; an order will not be internalized if the member submitting the order is not at the best price.

When an order is marked with the AIQ qualifier, SuperMontage will process the Non-Directed Order in one of two ways, as chosen by the member.[14] In one instance SuperMontage will never execute the order against the member that submitted the order. In the other circumstance, SuperMontage will not deviate from the execution algorithm chosen by the member (*i.e.*, the internalization processing exception to the execution algorithm will not operate), but the order can still execute against the member if they are the next party against whom an order should be executed in accordance with the algorithm.

Enhanced Anonymity Feature

As explained in the attached rule filing, members and customers often seek to trade anonymously to prevent market impact and the consequences that arise when the market has knowledge that a large order must be executed. In these instances, for example, a seller does not want the buyer to know its identity because it may reveal the existence of a large order to be filled. Nasdaq's proposed modification to SuperMontage will provide contra party anonymity through settlement by replacing, on certain reports, the MPID of the contra party with the SIZE MPID.

Nasdaq's current pre-trade anonymity feature allows members to submit anonymous orders to SuperMontage using the SIZE feature, as described earlier. However, once a trade is executed against a bid, offer, or order displayed in SIZE, the identity of the member is revealed - - meaning anonymity is lost. Specifically, for each trade executed in the system, SuperMontage produces an execution report that is sent to the parties to the trade and it also creates a report in Nasdaq's Automated Confirmation Transaction Service ("ACT"). These reports contain the MPIDs of the members that executed the trade. Under the enhanced anonymity feature, when an anonymous order is executed, instead of revealing the members' MPIDs on the reports, SuperMontage will substitute the SIZE MPID.[15]

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14 The AIQ functionality only prevents an order from executing against the same MPID under which the AIQ order was submitted. As such, if a market maker or ECN uses more than one MPID, it is possible for an order to be internalized by executing against an MPID of the firm that is different from the MPID under which the order was submitted.

15 Generally, trades will be processed anonymously if one of the members submits an anonymous order. Thus, a member's trade can be processed anonymously even if it did not request anonymity.

There are two routine exceptions to the anonymity processing, however. The exceptions occur when either one of the following circumstances exist: (1) the

Replacing the members' MPIDs with SIZE provides anonymity through settlement.

Rule 10b-10 – Identifying Contra Party

Rule 10b-10, among other things, requires a broker-dealer to disclose to its customers the identity of the party the broker-dealer sold to or bought from to fill the customer's order. Specifically, under paragraph (i)(A) of Rule 10b-

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member whose quote is hit is an NNMS Order-Delivery ECN that charges a quote access fee, or (2) the order is internalized through SuperMontage. In the first circumstance, a member's identity will be revealed to an Order-Delivery ECN when the order is delivered to the ECN, and the member submitting the order will be informed of the ECN's identity upon receipt of the execution and ACT reports. This processing allows ECNs to determine whether they will trade with the contra party or reject the trade because of an access fee dispute. In addition, this processing helps ECN contra parties to monitor the fees they are accumulating with ECNs.

In the second situation, a member will be informed that it executed a trade against itself either at the time of execution or at the end of the day, depending on whether the trade was executed against the same MPID under which the order was submitted or with another MPID of the member. When an order submitted to SuperMontage is matched against other trading interest of the member under the same MPID under which the order was submitted, SuperMontage will reveal the MPID on the execution and ACT reports immediately upon execution. However, when an order is executed in SuperMontage by matching against a different MPID of the firm, Nasdaq will provide the member a list of these trades on a trade-by-trade basis at the end of the day. Nasdaq also is exploring the feasibility of providing members immediate notification of "across MPID executions." In all circumstances, however, whether the execution occurs within the same MPID or across MPIDs, members will possess the information necessary to accurately reflect on the Rule 10b-10 customer confirmation the capacity in which they acted in executing the trade.

A member's identity also will be disclosed if necessary for regulatory purposes. For example, a member's identity will be revealed to its contra parties if the National Securities Clearing Corporation ("NSCC") has ceased to act for a member involved in the trade or for the clearing firm of the member involved in the trade, and NSCC has decided not to guarantee the trades by the failed firm.

In addition, a member's identity also will be available to other members on certain compliance report cards issued by NASD's Market Regulation Department. However, the report cards normally are not issued until at least twenty-four days after trade date.

10(a)(2), when a broker-dealer is acting as agent for a customer, some other person, or for both the customer and some other person, the broker-dealer must identify the party to whom securities were sold, or from whom securities were purchased, to fill the customer's order (the "Contra Party Identity Requirement"). A broker-dealer can provide this information on the confirmation, or it has the option to provide the information to a customer at a later time after receiving a written request from the customer. A broker-dealer has this option as long as it discloses on the confirmation that the contra party information is available upon written request.

As described earlier, for orders using the enhanced anonymity feature, the identity of the actual contra party will not be revealed routinely when the order is executed against another member.[16] Therefore, members generally will not know the identity of the party to whom they sold securities or from whom they purchased securities. Without this information, members cannot comply with the Contra Party Identification Requirement.

To permit NASD members to utilize the SuperMontage anonymity feature without violating Rule 10b-10, Nasdaq is seeking an exemption, on behalf of such members, from the Contra Party Identification Requirement when members execute transactions using the enhanced anonymity feature in SuperMontage against other members. However, Nasdaq is not requesting an exemption for both members that are parties to an anonymous trade when the trade is the result of one of the members submitting an anonymous Preferenced Order. In such circumstances, Nasdaq is seeking an exemption from Rule 10b-10(a)(2)(i)(A) for the member receiving the order. The member submitting the anonymous Preferenced Order must comply with this provision of Rule 10b-10. By virtue of how the order operates, the member submitting the anonymous Preferenced Order knows the identity of the contra party and thus can comply with paragraph (a)(2)(i)(A) of the Rule. However, the exemption is necessary for the member that receives and executes the Preferenced Order because the anonymity feature will mask the identity of the member that submitted the order.

The Contra Party Identification Requirement, in conjunction with the other requirements of paragraph (a)(2) of Rule 10b-10, are designed to provide customers with information that could alert them to potential conflicts of interest their broker-dealer may have had when handling their orders.[17]

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16 See the previous footnote for a discussion of the circumstances in which, the members' identities will be revealed to each other.

17 Paragraph (a)(2) of Rule 10b-10 requires a broker-dealer to disclose on a confirmation to a customer the capacity in which the broker-dealer handled the customer's order (*i.e.*, as agent or principal), and whether the broker-

Nasdaq believes an exemption from the Contra Party Identification Requirement when a member trades with another member (other than through a Preferenced Order) would not diminish the public policy and investor protection objectives of Rule 10b-10. Nasdaq believes the potential for conflict is less likely in those circumstances when a member trades with another member through SuperMontage using Directed Orders (other than Preferenced Orders) because the trade occurs at the best price available and the contra party is determined randomly based upon multiple factors not controlled by either member. In such situations, members do not have the discretion in executing the order that would normally give rise to the opportunity for a conflict of interest.

Specifically, there will be an exception to the anonymity feature that will inform members when they have executed an order by matching against other trading interest they have submitted to SuperMontage (using either the same MPID or two MPIDs). A member submitting Preferenced Orders also will know the identity of the contra party if the order is executed. As a result, all NASD members who execute trades in SuperMontage using the enhanced anonymity feature will have available to them the information necessary to comply with the other applicable requirements of Rule 10b-10. In addition, when an order is not matched against the same member that submitted the order, or through the use of a Preferenced Order, the contra party has been determined randomly, based on several factors, including the execution algorithm chosen by the member submitting the order and the prices, sizes, and time priority of other bids, offers, and orders resident in SuperMontage. Thus, the randomness of the contra party eliminates the discretion to favor one party's interest over another's.

In view of the foregoing, Nasdaq respectfully requests that the Commission issue an exemption from the paragraph (a)(2)(i)(A) of Rule 10b-10 for NASD members that execute trades in SuperMontage for their customers with other members using the enhanced anonymity feature. Nasdaq, however, is not

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dealer acted as agent for some other person, or as agent for both the customer and some other person. Paragraph (i)(D) of Rule 10b-10(a)(2) requires a broker-dealer to disclose to its customer the source and amount of remuneration received, or to be received, by the broker-dealer in connection with the trade.

seeking an exemption for those members that submit anonymous Preferenced Orders. We are available at your convenience to answer any question concerning our request.

Sincerely,

Edward S. Knight